Northern Dynasty Announces Special Warrant Private Placement – Payment of EPA Litigation Costs

December 11, 2018 Vancouver, BC – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE American: NAK) (“Northern Dynasty” or the “Company”) reports that it intends to privately place with certain accredited investors up to approximately 11.3 million Special Warrants priced at C$0.83 (US$0.62) per Special Warrant to raise approximately C$8.4 million (US$7.0 million). The Special Warrants will convert upon exercise into common shares (the “Common Shares”) on a one-for-one basis. The proceeds of the Offering will largely be used in payment of a success fee that was accrued in connection with the 2017 settlement of the Company’s legal proceedings against the United States Environmental Protection Agency, which is due to the Company’s legal counsel by year end.

The Special Warrants will convert upon exercise into the Common Shares without payment of any additional consideration. The Company will agree to file a prospectus in certain Canadian provinces to qualify the conversion of the Special Warrants (the “Canadian Prospectus”). The Special Warrants will convert automatically on (i) the date that is the later of six days following the issuance of a final receipt for the Canadian Prospectus, and (ii) the date that is 120 days from the date of closing. The Company will also agree, at the request of any U.S. investors, to file and clear a registration statement in the United States to qualify the resale of Common Shares by U.S. investors (the “SEC Registration Statement”). The Company shall use commercially reasonable best efforts to clear the SEC Registration Statement within 90 days from the Closing Date and maintain the US registration statement effective for up to two years. There are no share bump-up or other penalties if clearance of the Canadian Prospectus or SEC Registration Statement is delayed for any reason.

Completion of the non-brokered financing is subject to TSX and NYSE American approvals and customary closing conditions. The offering is expected to close on December 20, 2018. Pricing was determined with reference to the five-day volume weighted trading price on TSX for the five days ended December 10, 2018.

Northern Dynasty, through the Pebble Limited Partnership, is currently advancing the Pebble Project through the Environmental Impact Statement (“EIS”) permitting process and notes that the U.S. Army Corps of Engineers have published an estimated January 2019 release date for the draft EIS on their Pebble Project EIS website. The Company remains committed to its goals of repositioning and re-partnering the Pebble Project.

This press release does not constitute an offer of securities for sale in the United States. Neither the issuance of the Special Warrants nor the Common Shares have been, nor will they be, registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and such securities may only be offered or sold within the United States pursuant to applicable exemptions from the registration requirements of the U.S. Securities Act and applicable state securities laws.

About Northern Dynasty

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty’s principal asset, owned through its wholly-owned Alaska-based US subsidiary Pebble Limited Partnership, is a 100% interest in a contiguous block of 2,402 mineral claims in southwest Alaska, including the Pebble deposit. The Pebble Partnership is the proponent of the Pebble Project, an initiative to develop one of the world’s most important mineral resources.

For further details on Northern Dynasty and the Pebble Project, please visit the Company’s website at www.northerndynastyminerals.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and US public filings at www.sec.gov.

Ronald W. Thiessen

President & CEO

US Media Contact:

Dan Gagnier

Gagnier Communications

(646) 569-5897

Forward Looking Information and other Cautionary Factors.

This release includes certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical facts, that address the offering of Special Warrants, closing of the financing and the use of proceeds of the offering that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of the ultimate completion of the Special Warrant offering or the amount of proceeds raised of the Company’s future performance. In addition, any statements made by the Company, other than statements of historical facts, that address events or developments that the Company expects in relation to the Pebble Project, including any potential re-partnering, are forward-looking statements. Although the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees. Assumptions used by the Company to develop forward-looking statements include the following: the Pebble Project will obtain all required environmental and other permits and all land use and other licenses, studies and development of the Pebble Project will continue to be positive, and no geological or technical problems will occur. The likelihood of future mining at the Pebble Project is subject to a large number of risks as detailed in its public filings. The need for compliance with extensive environmental and socio-economic rules and practices and the requirement for the Company to obtain government permitting can cause a delay or even abandonment of a mineral project. The Company is also subject to the specific risks inherent in the mining business as well as general economic and business conditions. The National Environmental Policy Act EIS process requires a comprehensive “alternatives assessment” be undertaken to consider a broad range of development alternatives. Accordingly, the final project design and operating parameters for the Pebble Project and associated infrastructure may vary significantly from that currently being advanced. As a result, the Company will continue to consider various development options and no final project design has been selected at this time.

For more information on the Company, Investors should review the Company’s filings with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.